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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
La Jolla Pharmaceutical Company

Full Name of Registrant

Former Name if Applicable

4365 Executive Drive, Suite 300

Address of Principal Executive Office (Street and Number)
San Diego, California 92121

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant’s Quarterly Report on Form 10-Q (the“Report”) for the quarter ended September 30, 2009 cannot be filed on or prior to the prescribed November 9, 2009 due date without unreasonable effort or expense due to a significant event that occurred in February 2009. As discussed in previous filings with the Securities and Exchange Commission, on February 12, 2009, the Registrant completed the first interim efficacy analysis of its Riquent® Phase 3 ASPEN study and determined that continuing the study was futile. As a result, the Registrant terminated a substantial number of its employees on April 20, 2009. Due to the discontinuation of the study and the reduction in force, the limited remaining personnel at the Registrant were required to assume duties in addition to their financial reporting responsibilities and the Registrant will be unable to file the Report by the prescribed November 9, 2009 due date. The Report is expected to be filed within the 5 day extension permitted by the rules of the Securities and Exchange Commission.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Gail A. Sloan	858	646-6644
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in our narrative in Part III, the Company has discontinued its clinical trials for Riquent and has discontinued all research, development and clinical activities. In addition, the Company has terminated substantially all of its workforce. Accordingly, the Company’s operating expenses and net loss for the three and nine months ended September 30, 2009 are expected to be substantially lower than reported for the three and nine months ended September 30, 2008. Operating expenses for the three and nine months ended September 30, 2009 are expected to be less than $1.0 million and less than $16.0 million, respectively, compared to $16.9 million and $44.9 million, respectively, for the three and nine month periods ended September 30, 2008. Net loss for the three and nine months ended September 30, 2009 is expected to be less than $1.0 million and less than $8.0 million, respectively, compared to $17.1 million and $45.7 million, respectively, for the three and nine month periods ended September 30, 2008.

The foregoing contains forward-looking statements regarding the Company’s anticipated financial results for the three and nine months ended September 30, 2009, which are preliminary and subject to adjustment following completion of quarterly review procedures. Actual results may differ from forward-looking statements.

La Jolla Pharmaceutical Company
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 9, 2009	By	/s/ Gail A. Sloan